EXHIBIT 12.1

FERRO CORPORATION AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)	Three months ended
	March 31,
	2008	2007	2007	2006	2005	2004	2003
Earnings:
Income before income taxes	$9,165	$6,235	$(109,318)	$26,441	$27,173	$33,369	$11,391
Fixed charges	15,576	18,672	67,208	73,127	50,531	45,392	46,720
Minority interest & affiliate earnings	390	73	(420)	(605)	(603)	(196)	(1,178)
Dividends from equity investees	—	—	1,485	1,590	1,069	5,292	1,358
Depreciation on interest capitalized	237	101	562	502	389	436	419
Less: Interest capitalization	(330)	(71)	(2,289)	(1,763)	(71)	(214)	(302)

Total earnings	$25,038	$25,010	$(42,772)	$99,292	$78,488	$84,079	$58,408

Combined fixed charges and preferred stock dividends:
Interest expense	$14,029	$17,446	$59,690	$64,427	$46,919	$41,993	$43,106
Interest capitalization	330	71	2,289	1,763	71	214	302
Amortization of discounts and capitalized expenses on debt	949	933	3,809	5,843	2,945	2,399	2,225
Interest portion of rental expense	268	222	1,420	1,094	596	786	1,087

Total fixed charges	15,576	18,672	67,208	73,127	50,531	45,392	46,720
Preferred stock dividends	227	286	1,035	1,252	1,490	1,705	2,088

Combined fixed charges and preferred stock dividends	$15,803	$18,958	$68,243	$74,379	$52,021	$47,097	$48,808

Ratio of earnings to fixed charges:
Total earnings	$25,038	$25,010	$(42,772)	$99,292	$78,488	$84,079	$58,408
Divided by: Total fixed charges	$15,576	$18,672	$67,208	$73,127	$50,531	$45,392	$46,720

Ratio of earning to fixed charges	1.61	1.34	—	1.36	1.55	1.85	1.25

Ratio of earnings to combined fixed charges and preferred stock dividends:
Total earnings	$25,038	$25,010	$(42,772)	$99,292	$78,488	$84,079	$58,408
Divided by: Combined fixed charges and preferred stock dividends	$15,803	$18,958	$68,243	$74,379	$52,021	$47,097	$48,808

Ratio of earnings to combined fixed charges and preferred stock dividends	1.58	1.32	—	1.33	1.51	1.79	1.20

Notes:

Total earnings were insufficient to cover the fixed charges for the year 2007 by $110.0 million, and were insufficient to cover combined fixed charges for the year 2007 by $111.0 million, primarily due to non-cash impairment charges of $128.7 million. Accordingly, such ratios are not presented.

Fixed charges are equal to interest expense (including amortization of deferred financing costs and losses on sales of accounts receivable under the Company’s asset securitization program), plus the portion of rent expense estimated to represent interest. Losses on sales of accounts receivable under the Company’s asset securitization programs were $1.6 million and $1.8 million for the three months ended March 31, 2008 and 2007, respectively, and $7.0 million, $5.6 million, $3.9 million, $2.4 million and $1.4 million for the years ended December 31, 2007, 2006, 2005, 2004 and 2003, respectively.